UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Aesthetic Medical International Holdings Group Limited

(Name of Issuer)

Ordinary shares, par value US$ 0.001 per share

(Title of Class of Securities)

00809M104*

(CUSIP Number)

Ning Liu, Esq.

King & Wood Mallesons

50th Floor, 500 Fifth Avenue

New York, NY 10110

United States of America

Telephone: +1 347 926 7545

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 13, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* No CUSIP number has been assigned to the Ordinary Shares of the Issuer. CUSIP number 00809M104 was assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “AIH.” Each ADS represents three Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Hawyu (HK) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[1]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Represents 21,413,276 Ordinary Shares directly beneficially owned by Hawyu (HK) Limited.

2 The percentage of the class of securities beneficially owned by each reporting person is calculated based on the sum of (i) 70,703,671 Ordinary Shares of the Issuer issued and outstanding as of December 31, 2021, as reported by the Issuer in its current report on Form 20-F filed on May 16, 2022 and (ii) 21,413,276 Ordinary Shares issued upon the closing of the transactions contemplated under the Hawyu Agreement.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Hainan Runming Biotechnology Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[3]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[3]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

3 Represents 21,413,276 Ordinary Shares indirectly beneficially owned by Hainan Runming Biotechnology Co., Ltd. Hawyu (HK) Limited is a wholly-owned subsidiary of Hainan Runming Biotechnology Co., Ltd.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS Lafang China Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[4]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[4]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) CO

4 Represents 21,413,276 Ordinary Shares indirectly beneficially owned by Lafang China Co., Ltd. Hawyu (HK) Limited is a wholly-owned subsidiary of Hainan Runming Biotechnology Co., Ltd., which is a wholly-owned subsidiary of Lafang China Co., Ltd.

CUSIP No. 00809M104

1		NAME OF REPORTING PERSONS WU Guiqian
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,413,276[5]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,413,276[5]
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,413,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%[2]
14		TYPE OF REPORTING PERSON (See Instructions) IN

5 Represents 21,413,276 Ordinary Shares indirectly beneficially owned by WU Guiqian.

This statement on Schedule 13D (this “Schedule 13D”) constitutes Amendment No. 1 to the Schedule 13D filed on behalf of Hawyu (HK) Limited (“Hawyu”), Hainan Runming Biotechnology Co., Ltd. (“Runming”), Lafang China Co., Ltd. (“Lafang”) and WU Guiqian with the Securities and Exchange Commission (the “SEC”) on June 10, 2022 (the “Original Schedule 13D”) with respect to the ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), of Aesthetic Medical International Holdings Group Limited, a Cayman Islands company (the “Issuer”).

Except as amended hereby, the Original Schedule 13D remains in full force and effect.

Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

References are made to the Forms 6-K filed by the Issuer on May 17, 2021, May 31, 2022 and July 14, 2022. On May 30, 2022, the Issuer, Shenzhen Pengai Hospital Investment Management Co., Ltd., Dr. Zhou Pengwu, Ms. Ding Wenting, Hawyu, Runming and Lafang (together with Hawyu and Runming, the “Investors”) entered into a Share Subscription Agreement (as amended in 2022) (the “Hawyu Agreement”) whereby the Investors agree to subscribe 21,413,276 shares of newly issued Ordinary Shares of the Issuer for the equivalent US dollars of RMB100,000,000. The English translation of the Hawyu Agreement is attached hereto as Exhibit B.

On July 13, 2022, the transactions contemplated under the Hawyu Agreement have been closed.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer, members of management or other security-holders of the Issuer, lenders to the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. As of the date hereof, certain affiliates of the Reporting Persons are discussing possible options with the existing shareholders and the board of directors of the Issuer, which may result in a change-of-control of the Issuer. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Statement is incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2022

Hawyu (HK) Limited	By: /s/ ZHANG Chen
Name: ZHANG Chen
Title: Director

Hainan Runming Biotechnology Co., Ltd.	By: /s/ ZHANG Chen
Name: ZHANG Chen
Title: Director

Lafang China Co., Ltd.	By: /s/ WU Guiqian
Name: WU Guiqian
Title: Director

WU Guiqian	By: /s/ WU Guiqian
Name: WU Guiqian